

Mail Stop 4546

December 29, 2016

VIA E-mail
Mr. David E. Riggs
Chief Financial Officer
Eagle Pharmaceuticals, Inc.
50 Tice Boulevard, Suite 315
Woodcliff Lake, New Jersey 07677

> **Re:** **Eagle Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 10-Q for Quarterly Period Ended September 30, 2016**
> **Filed November 9, 2016**
> **File No. 001-36306**

Dear Mr. Riggs:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Operations Overview
Research and Development, page 71

1. Please tell us what types of expenses you incur to "maintain technology licenses" that are included in research and development expenses. Separately tell us the amounts of these expenses for each of the last three fiscal years and the latest subsequent interim period. In your response tell us how these expenditures meet the definition of research or development under ASC 730-10-20.

Statements of Operations, page F-4

2. Please represent to us that in future periodic reports you will present the cost of royalty income separately from the cost of product sales consistent with the guidance in Rule 5-03.2 of Regulation S-X.

Notes to Financial Statements

Note 3: summary of Significant Accounting Policies
Revenue Recognition
License revenue, page F-15

3. Please tell us your consideration for disclosing how you determine whether collaboration agreements with multiple deliverables can be separated into individual units of accounting. In this regard, we note no disclosure of the standalone value concept in ASC 605-25-25-5.

4. Please tell us how your policy to recognize milestone consideration upon achievement of the associated milestone complies with the guidance in ASC 605-28-25-1 and 25-2. This comment also applies to your policy related to milestones in your collaborative licensing and development revenue policy on page F-16.

Note 11: License Agreements of Development and Commercialization Rights
Development, page F-25

5. Please provide us your analysis supporting the immediate recognition of revenue associated with your $30 million upfront license fee received from Cephalon, Inc. In your analysis, at a minimum, please address the following (referencing the authoritative literature you relied upon to support your accounting):
   - Tell us all the deliverables you identified under the arrangement and explain why the obligations you identify of page F-16 for obtaining and maintaining regulatory approvals and for conducting post-approval clinical studies do not impact your immediate recognition.
   - Tell us why it is appropriate to recognize revenue in February 2015 for "obtaining regulatory approval" when FDA approval was not granted until December 2015.
   - Tell us why your agreement to supply product to Cephalon "for a specified period" of time, as indicated in the first full paragraph on page F-26, has standalone value to Cephalon. Tell us the length of this "specified period" and explain whether anyone other than you can manufacture Bendeka during this period. If not, explain to us how the license has standalone value to Cephalon. In addition, tell us how the sale of product to your commercial partners at little or no profit, as indicted in the second paragraph of your revenue discussion in MD&A on page 70, is indicative of the supply agreement having standalone value.

Form 10-Q for the Quarterly Period Ended September 30, 2016
Notes to Condensed Financial Statements
Summary of Significant Accounting Policies
Revenue Recognition, page 10

6. Given the significant increase in product revenues and the existence of chargebacks, rebates, returns, prompt pay discounts, wholesaler fees and other deductions, please provide us a roll forward of the accrual for each estimate for the nine months ended September 30, 2016 showing the following:
    - Beginning balance,
    - Current provision related to sales made in current period,
    - Current provision related to sales made in prior periods,
    - Actual returns or credits in current period related to sales made in current period,
    - Actual returns or credits in current period related to sales made in prior periods, and
    - Ending balance.
    Separately tell us:
    - The nature and amount of each accrual at September 30, 2016 and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.
    - The reason for significant changes to prior period estimates recorded during the nine months ended September 30, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance